UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) – July 13, 2018

MID PENN BANCORP, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	1-13677	25-1666413
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Number)

349 Union Street Millersburg, Pennsylvania	17061
(Address of principal executive offices)	(Zip code)

1.866.642.7736

(Registrant’s telephone number including area code)

N/A

(Former name or address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

First Priority Financial Corp./Mid Penn Bancorp, Inc. Merger

As previously announced, on January 16, 2018, First Priority Financial Corp. (“First Priority”) and Mid Penn Bancorp, Inc. (“Mid Penn”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, First Priority will merge with and into Mid Penn, with Mid Penn as the surviving corporation (the “Merger”). As a result of the Merger, the separate corporate existence of First Priority will cease and Mid Penn will continue as the surviving corporation in the Merger.

On May 31, 2018, Mid Penn and First Priority filed with the Securities and Exchange Commission (the “SEC”) a Joint Proxy Statement/Prospectus on Form S-4 (SEC File No. 333- 225304) that was declared effective by the SEC on June 19, 2018 (the “Joint Proxy Statement/Prospectus”) in connection with the proposed Merger. The Joint Proxy Statement/Prospectus was first mailed to the shareholders of First Priority on or about June 20, 2018.

On July 13, 2018, counsel for Mid Penn and First Priority received notification that a complaint was filed in the Court of Common Pleas of Chester County, Pennsylvania, against members of the board of directors of First Priority, First Priority and Mid Penn. The lawsuit, which is captioned Parshall v. Sparks, et al., Case No. 2018-07025-MJ, alleges claims brought directly by one First Priority shareholder, Paul Parshall, but purports to state class claims on behalf of all First Priority shareholders. The lawsuit is based on allegations that the First Priority directors breached their fiduciary duty through material misstatements and/or omissions in the proxy statement/prospectus distributed to shareholders of First Priority and Mid Penn in connection with the pending merger of First Priority with and into Mid Penn. The lawsuit further alleges that the merger consideration is inadequate. Mid Penn is alleged to have aided and abetted the First Priority directors’ alleged breaches of their fiduciary duties. The lawsuit seeks, among other remedies, to enjoin the merger or, in the event the merger is completed, rescission of the merger or rescissory damages; unspecified damages; and costs of the lawsuit, including attorneys’ and experts’ fees.

Mid Penn and First Priority believe that the lawsuit is without merit as there are substantial legal and factual defenses to the claims asserted and intend to vigorously defend the lawsuit. Additionally, Mid Penn and First Priority intend to hold their respective shareholders’ meetings, currently scheduled for July 25, 2018 and July 24, 2018, respectively.

Important Additional Information and Where to Find It

The proposed transaction will be submitted to the shareholders of First Priority and Mid Penn for their consideration and approval. In connection with the proposed transaction, Mid Penn has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as subsequently amended, which includes a joint proxy statement/prospectus and other relevant documents, which were distributed to the shareholders of Mid Penn and First Priority on or about June 20, 2018. Investors are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Mid Penn and First Priority, free of charge from the SEC’s Internet site (www.sec.gov), or by contacting Mid Penn Bancorp, Inc., 349 Union Street, Millersburg, Pennsylvania 17061, attention: Investor Relations (telephone (717) 692-7105); or First Priority Financial Corp., 2 West Liberty Boulevard, Suite 104, Malvern, Pennsylvania 19355, attention: Investor Relations (telephone (610) 280-7100). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

Mid Penn, First Priority and their respective directors, executive officers, and certain other members of management and employees may be soliciting proxies from Mid Penn and First Priority shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mid Penn and First Priority shareholders in connection with the proposed transaction is set forth in the joint proxy statement/prospectus filed with the SEC. You can find information about Mid Penn’s executive officers and directors in its most recent proxy statement filed with the SEC, which is available at the SEC’s Internet site (www.sec.gov). Information about First Priority’s executive officers and directors is set forth in its most recent annual report on Form 10-K filed with the SEC, which is available at the SEC’s Internet site. You can also obtain free copies of these documents from Mid Penn or First Priority, as appropriate, using the contact information above.

This document is not an offer to sell shares of Mid Penn’s securities which may be issued in the proposed transaction. Such securities are offered only by means of the joint proxy statement/prospectus referred to above.

Safe Harbor for Forward-Looking Statements

This document may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results and trends could differ materially from those set forth in such statements due to various risks, uncertainties and other factors. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: the continued effectiveness of regulatory approvals and the satisfaction of other closing conditions to the merger, including approval by shareholders of Mid Penn and First Priority; the timing of closing the merger; difficulties and delays in integrating the business or fully realizing cost savings and other benefits; ineffectiveness of the company’s business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations, including industry consolidation and development of competing financial products and services; interest rate movements; changes in credit quality; inability to achieve other merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; volatilities in the securities markets; and deteriorating economic conditions, and other risks and uncertainties, including those detailed in Mid Penn Bancorp, Inc.’s and First Priority Financial Corp.’s filings with the Securities and Exchange Commission (SEC).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MID PENN BANCORP, INC.

Date: July 19, 2018	/s/ Rory G. Ritrievi
Rory G. Ritrievi
President and Chief Executive Officer